82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030584

REGISTRANT'S NAME Int'l Health Partners

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 1 6 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4868 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 3/15/02

ANNUAL INFORMATION FORM

INTERNATIONAL HEALTH PARTNERS INC.
#201, 501- 18th Avenue S.W.
Calgary, Alberta
T2S 0C7

Dated: November 17, 2001

82-4868

INTERNATIONAL HEALTH PARTNERS INC.
Annual Information Form
For The Fiscal Year Ended
June 30, 2001

TABLE OF CONTENTS

Preliminary Information

Effective Date of Information

This Annual Information Form ("AIF") is dated November 17, 2001, and the information contained here in is current as of such date; other than certain financial information which is current as of June 30, 2001, being the date of the Corporation's most recently completed year end.

Incorporation of Other Documents

This AIF will be supplemented by, and the following documentation is hereby incorporated by reference as part of this AIF: (i) the Corporation's consolidated annual financial statements as of June 30, 2001 and June 30, 2000, together with the auditor's report thereon; (ii) the most recent management proxy information circular dated November 9, 2001 pertaining to the Corporation's annual general meeting held on December 20, 2001; (iii) all documents, including material change reports and quarterly financial statements, as filed with B.C. and Alberta Securities Commissions in accordance with the requirements of the Securities Acts (British Columbia) and (Alberta). These documents are also available for viewing on the website www.sedar.com.

All financial information in this AIF is prepared inn accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The Corporation's fiscal year end is June 30.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise stated.

Purpose

This AIF is prepared in accordance with Form 44-101F, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Corporation, its operations and prospects for the future.

THE CORPORATION

International Health Partners Inc. ("IHP" or the "Corporation") was incorporated as a private corporation under the name 730285 Alberta Inc. by Certificate of Incorporation issued pursuant to the provisions of the *Business Corporations Act* (Alberta) on March 5, 1997. The Articles of the Corporation were amended by Certificate of Amendment dated June 20, 1997 to remove the "private company" provisions and the restrictions on share transfers and to change the name of the Corporation to VF Capital Ltd. On August 9, 1999, the Corporation changed its name from VF Capital Ltd. to Canadian Dental Partners Inc. On September 13, 2000 the Corporation incorporated a subsidiary, International Health Partners (Medical) Inc. to acquire and manage primary care medical clinics. At the Corporation's Annual and Special Meeting on December 4, 2000 shareholders voted to change the name of the Corporation to International Health Partners Inc.

The head office is located at 201, 501 - 18th Avenue S.W., Calgary, Alberta, T2S 0C7 and the registered and records office of the Corporation is located at 3rd Fl., 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3.

DENTAL AND MEDICAL PRACTICE MANAGEMENT COMPANIES

The Dental Practice Management Company ("DPMC") concept is relatively new in Canada but has existed in the United States for over five years and has grown to 9 publicly traded companies representing approximately 1% of practicing dentists in the United States. The Corporation believes there is significant room for growth within the Canadian dental industry and is targeting Alberta and Ontario as its primary markets. The appeal of this concept to the dental community lies in the fact that dentists traditionally are not business people. Dental practices involve significant overhead expenses that have been increasing at approximately 2% per year. Many practices operate with significant debt, and dentists find themselves spending up to 30% of their time doing administrative work rather than contributing to revenue generation. [Source - Dental Practice Management Companies - A Comprehensive Guide to the Industry: Haverford Capital Advisors, Inc.]

A Dental or Medical PMC provides professional management of the business aspects and allows the Doctor to concentrate on quality patient care. The regulatory environment, consisting of the Canadian Dental Association (CDA) and Alberta Dental Association (ADA) has reviewed the emergence of DPMC's in Canada. The American Dental Association in the United States has adopted a conservative approach (see "Dental Industry Overview"), which has resulted in the need to split the business from the dental practice aspects, which has led to the creation of the Dental Director position within the Corporation. From the Medical Clinic perspective, the governing body for the physicians is the College of Physicians and Surgeons. There are no restrictions of Practice Management Companies relating to the medical practices. The only stipulation calls for the Management company to have a Medical Director who will be responsible for all medical matters as it relates to the group of clinics.

INDUSTRY OVERVIEW

DPMC's originate from the medical management companies in the United States and they offer everything from consulting to actual ownership of the practice with the independent dentist practicing on a contract basis.

(a) Market Size

In the U.S. the dental management industry is considered a growth industry. It has been projected that the dental service market will grow to $80 billion in the year 2005. At present the market is valued at $57 billion. [Source - Dental Practice Management Companies - A Comprehensive Guide to the Industry: Haverford Capital Advisors, Inc.] In contrast, at $4 billion, the Canadian market is in its infancy. The Corporation believes that currently less than 1% of Canadian dentists are part of a DPMC. The Canadian market for dental services is expected to grow to $8 billion by 2005 (AEGIS report from YFMC Healthcare). Management of the Corporation believes that the potential for DPMC's in Canada is significant. The potential market for DPMC's in Calgary is represented by the 530 dentists practicing in the city. Edmonton has 580 dentists practicing within its city limits (Updater, 1998) and Alberta and Ontario have respectively, 1,581 and 6,887 dental practitioners in all (Canadian Dental Association - September, 1999). Furthermore, according to the CDA (September 30, 1999) there are 16,681 Dental Practitioners including specialists and generalists in Canada and 14,971 (89%) of them are general practitioners. Statistics Canada reports that 94% of Canadian dental practitioners practice alone.

(b) Regulatory Issues

Regulatory legislation in the dental industry is strict. In the U.S., forty states will not allow a non-dentist to own a practice. This is referred to as "prohibition on the corporate practice of dentistry" (www.ada.org 1997). To work within this legislation, the DPMC often contracts with the dentist and owns the equipment. The Canadian model is very similar and in Alberta specifically, Section 13 of the *Dental Profession Regulations* states "no dentist shall. . engage in the practice of dentistry under the control. . . of any person who is not a dentist. . ."

The DPMC model started about five years ago in the U.S. Until recently, however, it was unclear whether DPMC's would be allowed in Alberta. In November of 1997, the Alberta Dental Association Board decided that a contractual arrangement between Apple Orthodontix, a U.S. based DPMC that represents Orthodontists in Calgary, and Dr. Duncan Brown violated section 13 of the Board's regulations prohibiting any non-dentist to control the practice of dentistry. Dr. Brown filed for a judicial review of the Board's decision and Mr. Justice Hart determined that:

> "There is no indication whatever that office administration, accounting or other internal business functions ancillary to the treatment of patients are included in the definition of dentistry. . . . and ... in my view the Legislature did not intend to confer upon the Board the power to regulate the purely business aspects of the dentist's practice which have no bearing on the treatment of patients. *(Dr. Duncan Brown vs. The Alberta Dental Association and the Alberta Dental Association Board).*

The judgement seems to indicate that a DPMC does not necessarily interfere with the practice of dentistry, however, it is important that there is a separation of the business functions of the dental practice from the treatment aspects of the dental practice. This judgement is currently being appealed by the Alberta Dental Association.

BUSINESS OF THE CORPORATION

(a) Corporate Profile and Development

The Corporation operates as a Practice Management Company ("PMC") through which it acquires operating dentistry or medical assets, employing the non-professional personnel of dental or medical practices and entering into service agreements with dental or medical practitioners. The Corporation's principal source of revenues is generated through the collection of administration fees as set out in the service agreements.

The Corporation currently operates the Calgary Centre for Laser Dentistry, BrightSmile Dental Centre in Crowfoot Centre, the Glenmore Landing Dental Wellness Centre, Westland DentaCare Dental Centre as well as supplies management services for three other DentaCare offices in Edmonton & Red Deer. The Corporation also owns and manages two primary care medical centres, SouthWest Medical Clinic & BowGlen Medical Centre both located in Calgary.

The Corporation structures its acquisitions such that its purchase price is based upon cash flow, not assets. The Corporation's preferred payment terms is assumption of debt and lease obligations of the acquired practice, and then payment of the remaining balance in equal amounts of cash, shares of the Corporation, and convertible debentures. This structure allows it to acquire practices without prohibitively large initial cash outlays and facilitates growth while in the initial phases of development.

KEY PERSONNEL

As of November 17, 2000, the Corporation has 4.0 full time equivalent ("FTE") employees at its administrative office in Edmonton, Alberta, 3 FTE employees at its executive offices in Calgary, Alberta. Operationally the company employs approximately 35 staff as well as provides professional management services to 16 Doctors at the various dental and medical clinics. The following are a list of the key management and personnel:

David McQuaig, President and Chief Financial Officer
- responsible for day to day affairs at the corporation and its centres.
- responsible for all merger and acquisition activity.

Rita Loken, CA, Controller
- responsible for supervising all accounting functions of the Corporation and its centres
- responsible for supervising A/P and payroll staff.

Suzanne Armstrong, Operations Manager
- responsible for organizing dental and medical practices as they are acquired and standardizing operations

Lorraine Assmus, RDH Manager of Hygiene Services
- responsible for supervision and productivity of Hygiene departments within the dental centres

Dr. Nathaniel Podilsky, Northern Dental Director
- responsible for all the client files within the dental clinics in Northern Alberta

Dr. Sanjay Rajpal, Southern Dental Director
- responsible for all the client files within the dental clinics in Southern Alberta.

Dr. Michael Geoghegan, Medical Director
- responsible for all the client files within the medical clinics.

Compensation for employees includes a combination of salary and participation in the Corporation's stock option plan.

(b) Business of the Corporation

(i) Calgary Centre for Laser Dentistry Inc. (CCLD)

The Corporation purchased the dental assets of the Calgary Centre for Laser Dentistry in August of 1999 for $357,952 through the issuance of 500,000 common shares of the Corporation at a deemed price of $0.15 per share and the assumption of lease obligations totalling $282,952.

This clinic is located on the edge of downtown Calgary, which allows it to attract clients from the downtown workforce as well as residential clients from the surrounding neighbourhoods. It is a well-designed clinic that caters to the upper income range of clientele.

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The staff at CCLD consists of a full-time dentist, assistant and receptionist as well as a part-time hygienist.

Monthly revenue figures have increased steadily and now range between $50,000 to $69,000 per month.

(ii) Glenmore Landing Dental Wellness Centre (Glenmore Landing)

The Corporation completed the acquisition of the dental assets of the Glenmore Landing Dental Wellness Centre in January of 2000. The Corporation paid $340,000 for the dental assets through the payment of cash, the issuance of 111,000 common shares, assumption of existing debt and a $50,000 convertible debenture. The debenture was redeemed in June 2000.

The clinic is located in southwest Calgary in a fairly affluent area. As this is a well-established community in Calgary much of the clientele have been long-term patients of the clinic. The main focus of this clinic is on cosmetic dentistry and full mouth restorations done under "sleep dentistry" for anxious patients.

The staff at Glenmore Landing consists of a full-time dentist, one dental assistant, one receptionist, two hygienists and one hygiene co-ordinator. This clinic averages $100,000 per month in revenue.

(iii) BrightSmile Dental Centre (BrightSmile)

The Corporation opened a new dental centre in Crowfoot Centre in April, 2000. The cost of developing, equipping and opening this centre was approximately $300,000, with 90% of the cost being financed. The centre is 1,511 square feet and contains 5 full operatories. This location became cash flow positive in May 2001. Although the opening of new clinics is a deviation from the Corporation's goal of acquiring cash flow positive clinics, management felt the demographics and lease arrangements for this location afforded an excellent opportunity for growth.

(iv) *BowGlen Medical Centre (BowGlen)*

The Corporation announced on September 13, 2000 that it had incorporated a subsidiary, International Health Partners (Medical) Inc. It is the view of the Corporation's Board of Directors that the existing management team has the expertise to allow it to expand its role of a medical practice management company ("MPMC").

The BowGlen Medical Centre is located on the main floor of a Medical professional building in northwest Calgary. It provides walk-in and family practice services as well as being a major provider of third party medicals. This clinic generates annual gross revenue of approximately $420,000.

(v) *SouthWest Medical Clinic (SouthWest)*

On November 1, 2000 the Corporation acquired the SouthWest Medical Clinic. This is a busy family practice located in southwest Calgary. There are currently six physicians who operate in this clinic. The gross revenue generated by this clinic is approximately $800,000 annually.

(vi) *Westland DentaCare, Spruce Grove, Alberta*

On July 1, 2001 the Corporation completed a strategic alliance with DentaCare Inc., a private Dental Practice management company in Edmonton, Alberta. This alliance allowed the Corporation to acquire the DentaCare location in Spruce Grove. Located in Westland Market Mall in Spruce Grove, Alberta, this location has exceptional potential for growth. The space is plumbed for 6 operatories and currently only 3 are equipped. Two full time dentists and one full time hygienist are fully booked 5 weeks out, hygiene 12 weeks out. Currently new patients must wait 3 months for hygiene and emergencies are turned away because all provider chairs are full. The addition of a fourth operatory will allow double booking during some hours, allow for the hiring of a part time hygienist and provide much needed chair space for emergencies.

(vi) Management Agreements

As well as acquiring Westland DentaCare on July 1, 2001 the Corporation also took over the Management Agreements in place with DentaCare Inc. This new revenue stream has greatly enhanced the Corporation's profitability and has expanded the whole "business partner" concept to be more easily expanded into non-corporate owned facilities. Currently the Corporation provides management services to three other DentaCare locations.

(c) Business Strategy

Due to the nature of PMC's, the Corporation has two client streams: dental/medical professionals and patients. The Corporation's growth strategy is through the acquisition of dental and medical practices therefore marketing to dentists and doctors is highly important. To attract medical and dental professionals, the Corporation focuses on relieving administrative burdens and marketing to increase new patient flow. The Corporation also realizes economies of scale through reducing management costs in medical and dental operations.

The second part of the Corporation's growth strategy is revenue generation through increasing patient flow. This strategy is aimed at the consumers with advertising campaigns such as 310-SMILE and the focus on quality service. A low-cost strategy will not influence patients since most have dental plans that cover the services. Therefore the Corporation intends to use differentiation techniques such as building a brand name in dental service by focusing on quality (equipment, staff, environment) and convenience (location, hours). In addition, cosmetic dentistry is an area of growth with niche potential. Furthermore, management of the

Corporation feels that improved marketing at and of practices will attract new clients and sell existing clients additional services. In regards to medical centres the current shortage of physicians ensures an abundance of medical patients.

The Corporation intends to ensure medical and dental professionals understand the value in terms of immediate liquidity and increased revenue through the business model.

(d) Competition

Other PMC's

Direct competition in Canada, in terms of other DPMC's, is currently low now but expected to increase in the next five years as it has in the U.S. There are currently 9 US publicly traded DPMC's, two of which have over 400 member practices. Only one of the American dental firms has entered Canada. It is estimated that less than 0.05% of Canadian dentists belong to American DPMC's. As the legality of DPMC's has recently been determined in Alberta, it is too early for much direct competition.

Although the concept of DPMC's is relatively new to Canada, he Corporation does face minimal competition from both domestic and foreign sources. Domestically, the Corporation is facing competition from Altima Dental Centres. Altima is a private Dental Practice Management Company operating 15 offices in Ontario. Altima is actively recruiting new offices and was previously funded by a venture capital fund.

On the foreign side, the only U.S. DPMC operating in Canada is Orthodontic Centres of America ("OCA"), a practice management company specializing in orthodontic practices and providing financial management/training and marketing services for its affiliated practices. OCA currently does not manage any practices in Calgary and its focus on orthodontics does not make it a direct competitor to the Corporation. OCA is the largest specialty Dental Practice Management Company in North America with a market capitalization of US $880 million and annual gross patient revenues of US $368 million from 584 Centres under management. (In Dent Practice Management - May 2000)

Other US firms not currently operating in Canada include InterDent, the largest provider of dental management services in the U.S. with 204 locations in eleven states. InterDent has over $230 million in annualized patient revenues under management and is expanding by building a fully integrated support environment utilizing advanced information technologies to enable dental professionals to provide patients with high quality, comprehensive, convenient and cost effective care (OneSource, November 1999).

Other large US competitors include: Gentle Dental Service Corp, which provides management services as opposed to acquiring the dental practice. The company provided services to 260 dentists at 70 locations in California, Oregon, Washington, Idaho and Hawaii. Coast Dental, another significant player, develops and manages a network of general dentistry practices. The company manages 22 dental centers in Florida, is staffed by 24 Coast Dentists and serves over 105,000 patients. Castle Dental is a DPMC that believes its strategy of building its own centers will reduce the company's dependence on achieving growth through acquisitions and thereby building shareholder value over the long-term. It manages 97 dental centers with about 240 affiliated dentists in Texas, Florida, Tennessee and California.

There are other smaller Practice Management Companies operating in Canada and Calgary specifically, such as Med Emerg International Inc., MCI Medical Clinics, Med Stop and MediCentre. The Corporation's management does not feel competition from these companies for locations, but rather more so for physicians to put into locations.

Other Dental Practices and Consultants

Indirect competition, in the form of independent dentists or those who have partnered up and work out of one clinic, does exist. There is little product differentiation in the industry and brand awareness is not a developed concept. Most dentists are likely to offer the same service, and convenience (location, hours) is generally the main criteria for choosing a dentist. There is a degree of loyalty to a dentist but the cost of switching dentists is relatively low.

In Calgary alone, there are over 500 dental practices, ranging from solo practitioners to small partnerships. Two larger partnerships are Dentrix Dentalcare, which operates out of three northwest mall locations (North Hill, Northland, and Market Mall) and Sierra Centre for Dental Wellness in Signal Hill Centre in southwest Calgary. A competitive reaction to a DPMC is to merge practices and attempt to capitalize on economies of scale without losing control of their practices.

The other source of indirect rivalry comes from management consultants who may or may not specialize in medical/dental practice management. This competition will not be as great because a DPMC can differentiate their product due to their specialty and expertise in dental practices, as well as the liquidity they provide the affiliating dentist.

Additionally, the costs of switching consultants will be higher due to the learning curve involved when consulting begins.

Barriers to Entry

The entry barriers are low to medium in this industry. The major barrier in Alberta, legislation, is being removed. The requirements for this industry would be capital costs and personnel with a good operational knowledge of medical and dental centres. These entry barriers could mean that American DPMC's could soon acquire practices or existing DPMC's in Canada. Reaction from dentists may come in the form of increased partnerships and a move to larger practices that can take advantage of the economies of scale that a DPMC can exploit.

The largest threat to DPMC's in Canada is the regulatory environment. This is a provincial jurisdiction and decisions made outside of Alberta will affect the Corporation's ability to grow across Canada. In addition, the industry is new and the recent court decision in favour of Dr. Brown and Apple Orthodontix Inc. is still being challenged on an individual basis by the Alberta Dental Association. Furthermore, there is the issue of general acceptance by the dentists. In the U.S. there is considerable dissension about whether the concept of a DPMC is favourable for the industry and this debate will likely arise in Canada as DPMC's continue to expand their presence. Finally, the Corporation does have competitors in Ontario (Altima) who may decide to look west for expansion.

RISK FACTORS

1. The success of the Corporation is dependent upon its key personnel. The future of the business will depend, in part, upon the ability of the Corporation to attract and retain qualified personnel as they are needed, and a core management group with the ability to identify new opportunities. The contribution of key individuals to the immediate future operations of the Corporation is likely to be of central importance.

2. The Corporation's proposed practice management business is in its early stage of development.

3. The Corporation's proposed business is a new business area in Canada and the success of its operating results will depend largely on its ability to market its practice management services.

4. Initial marketing expenditures are to be funded from cash on hand and internal cash flow generated by operations. If revenues do not reach sufficient levels, the Corporation will be unable to expend the amounts required. To achieve the Corporation's future marketing and growth plan it may be necessary to obtain additional funds within the next twelve months. There is no assurance that the funds required will be able to be obtained.

5. Since the practice management service that the Corporation plans to provide is relatively new in Canada, there is no established Canadian market information upon which the Corporation can predict future sales.

6. There are other competitors, which supply similar services to those provided by the Corporation. The growth of such competitors may result in reduced sales, reduced margins, or both. The Corporation may be competing with larger, better-capitalized companies, which may be in a better position to respond to shifts in the marketplace.

7. The Corporation intends to expand its business, in part, through acquisition of compatible assets or businesses which can be adapted to fit the Corporation's growth plan. There can be no assurances that suitable acquisition candidates can be identified and acquired on favourable terms or that the acquired operations can be profitably operated or integrated into the Corporation's plans. In addition, any internally generated growth experienced by the Corporation could place significant demands on the Corporation's management, thereby restricting or limiting its available time and opportunity to identify and evaluate potential acquisitions. To the extent management is successful in identifying suitable companies for acquisitions, the Corporation may deem it necessary or advisable to finance such acquisitions through the issuance of common shares, securities convertible into common shares or debt financing, or a combination of these. In such cases, the issuance of common shares or convertible securities could result in further dilution to the holders of common shares of the Corporation at the time of such issuance or conversion.

8. The practice of dentistry is regulated at both the provincial and federal levels. There can be no assurance that the regulatory environment in which the clinics operate will not change significantly in the future. The laws and regulations of all provinces in which the Corporation intends to operate do impact the Corporation's operations, but do not currently materially restrict the Corporation's operations in those provinces. In connection with its operations in existing markets and expansion into new markets, the clinics may become subject to additional laws, regulations and interpretations, or enforcement actions. The ability of the clinics to operate profitably will depend in part upon the ability of the clinics to operate in compliance with applicable health care regulations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Last Three Financial Years

The following table sets forth selected financial information of the Corporation for the last three completed financial years.

	June 30, 2001	June 30, 2000	June 30, 1999
Revenue	$2,943,756	$942,335	$5,635
Net Income (Loss)	($509,247)	($357,346)	($138,029)
Income (Loss) per share	($0.10)	($0.09)	($0.02)
Total Assets	$1,378,042	$1,267,369	$248,138
Long Term Debt	$487,896	$570,478	Nil
Cash Dividends Paid	Nil	Nil	Nil

The following table sets forth for the First Quarter financial statements

	September 30, 2001
Revenue	$1,153,435
Net Income (Loss)	($54,724)
Income (Loss) per share	($0.01)
Total Assets	$1,869,073
Long Term Debt	$556,218
Cash Dividends Paid	nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue and Expenses

For the twelve months ending June 30, 2001, the Corporation recorded total revenue of $2,943,756 of which $2,049,635 was derived from dental services income and $894,121 was derived from medical services income. Another $63,880 of other income was generated primarily from management fee revenue and sublease rental revenue.

Expenses directly relating to the medical and dental services income totalled $1,223,857 for same twelve-month period. Operating expenses, aside from the amount above, relating to these dental clinics totalled $1,804,283 plus depreciation of $198,105.

The General and Administrative expenses for the Management of the Corporation was $238,186. As a result of the foregoing, the Corporation had a loss for the period of $509,247 including depreciation of $198,105.

As at June 30, 2001, the Corporation had cash and/or cash equivalents and accounts receivable totalling $188,185.

In April of 2001, the Corporation acknowledged its failure to close on a previously announced fourth dental acquisition. This resulted in a one-time loss of approximately $68,000.

From a cash flow basis, all 6 clinics are cash flow positive and management anticipates head office overhead costs to be covered by the revenue from the operations of these 6 clinics.

Outlook

The Corporation intends to continue to acquire medical and dental practices over the ensuing twelve months in Alberta and take advantage of any opportunities in other provinces.

It is anticipated additional capital will be raised in the next six months and that this capital will be used to acquire additional locations or management agreements.

The Corporation is now cash flow positive and after some lease restructuring expects to be debt service positive. Therefore future acquisitions are expected to enhance and increase the profitability of the Corporation.

MARKET FOR SECURITIES

The Corporation's common shares are listed for trading on the Canadian Venture Exchange under the symbol "IHP".

DIVIDEND POLICY

The Corporation has never paid and has no intention to pay dividends on its common shares in the near future. The Corporation's dividend policy is reviewed periodically by the Board of Directors and is subject to change, depending on earnings of the Corporation, financial requirements and other factors as appropriate.

DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their positions held with the Corporation and their principal occupations:

Name and Municipality of Residence	Offices Held	Principal Occupation During Past Five Years	Period of Service as Director
David McQuaig[1] Calgary, Alberta	President, Chief Financial Officer and Director	President of the Corporation since May 1997 and Chief Executive Officer from May 1997 to August 1999. Secretary-Treasurer and director of EIG Equity Investment Group, Inc., a private investment company, since 1990. President, General Manager and shareholder of Canada West Printing, Ltd., from July 1988, to January 1997.	May 26, 1997
Nathaniel Podilsky[1] Edmonton, Alberta	Director	A Dentist for the past 15 years who owns and operates 2 dental practices in Edmonton, Alberta; President and founder of DentaCare Inc., a private Dental Practice management company in Edmonton, Alberta that has owned and/or managed 8 Dental practices.	December 20, 2001

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Randy Dawson Canmore, Alberta	Secretary and Director	President and director of Alberta Spirits, Inc., a chain of liquor stores located in Canmore, Alberta, since 1994.	May 26, 1997
H. Steve Walton Cypress, Texas	Director	Executive Vice-President, National Alarm Technologies, LLC, since October 1999. Partner in Bellmeade Capital Partners, LLC, a merchant-banking firm based in Houston, Texas, and a director of White Horse Interactive, a Portland, Oregon based web-design and ecommerce consulting firm and Logisco, dac. a Nashville, Tennessee based transportation management company. Previously, Vice-President, Business Development and General Counsel for Apple Orthodontix, Inc., from February, 1997 to May, 1998, and Vice-President, Government Affairs, and General Counsel for Sanifill, Inc., a national environmental services company, from June, 1994 to February, 1997.	August 18, 1998
Robert Syverson[1] Coronado, CA	Director	Consultant for Roncone International, a division of OCA (Orthodontic Centres of America) from January, 1997 to present. President of Apple Orthodontix, Inc., from November, 1996, and Chief Operating Officer from October, 1996 until May, 1998. From July, 1996 through October, 1996, Consultant to Apple Orthodontix, Inc., on operational and financial issues. From February, 1979, through April, 1996, occupied various positions in the finance, operations and sales departments of "A" Company Orthodontics, a manufacturer and supplier of orthodontic materials. Positions included Vice-President of Finance, Vice-President of Operations, Vice-President of International Sales, and most recently, Executive Vice-President of Sales. "A" Company Orthodontics was an affiliate of Johnson & Johnson from April, 1982, through June, 1994.	November 20, 1998

Notes: [1]Members of the audit committee.

The Corporation's directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate 884,666 common shares, representing 12.8% of the issued and outstanding common shares of the Corporation.

Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters of the Corporation are, or have been within the past 10 years, a director, officer or promoter of other reporting companies which, during such individual's tenure, was the subject of a cease trade or similar order that denied that issuer access to any statutory exemptions for a period exceeding thirty consecutive dates.

None of the directors, officers or promoters are, or have been within the past 10 years, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

None of the directors, officers or promoters of the Corporation or shareholders holding more than 20% of the issued and outstanding shares of the Corporation have:

a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors, officers or promoters of the Corporation, or shareholders holding 20% or more of the issued and outstanding shares of the Corporation have, within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Conflicts of Interest

Insofar as certain directors of the Corporation also serve as directors of other companies, it is possible that certain opportunities may be offered to both the Corporation and to such other companies, and further that those other companies may participate in the same opportunities in which the Corporation has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of the Corporation, and to exercise the care, due diligence and skill of a reasonably prudent person.

Every director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Corporation, must disclose the nature and extent of his interest at a meeting of the directors. Every such director must account to the Corporation for any profit made as a consequence of the Corporation entering into or performing the proposed contract or transaction, unless he discloses his interest, and after his disclosure, the proposed contract or transaction is approved by the directors and he abstains from voting on the approval of the proposed contract or transaction.

ADDITIONAL INFORMATION

Undertaking

The Corporation will provide to any person, upon request to the President of the Corporation at its corporate head office:

(1) one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference herein;

(2) one copy of the Corporation's comparative financial statements for its most recently completed financial year, together with the accompanying reports of the auditor, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for the most recently completed financial year; and

(3) one copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders.

The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular for its annual meeting to be held in Calgary, Alberta, on December 20, 2001. Additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.